UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Aduro Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00739L101

(CUSIP Number)

Morningside Venture (VI) Investments Ltd.

C/O THC Management Services S.A.M.

2nd Floor,

Le Prince De Galles

3-5 Avenue DesCitronniers

Monaco, MC 98000

011-377-97-97-47-37

with a copy to:

Rosemary G. Reilly

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739L101

(1)	Names of Reporting Persons Morningside Venture (VI) Investments Ltd.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 19,805,532

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 19,805,532

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,805,532

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 32.56%

(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 00739L101

(1)	Names of Reporting Persons Louise Mary Garbarino

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 19,805,532

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 19,805,532

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,805,532

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 32.56%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 00739L101

(1)	Names of Reporting Persons Wong Yuk Lan

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Hong Kong SAR

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 19,805,532

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 19,805,532

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,805,532

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 32.56%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 00739L101

(1)	Names of Reporting Persons Ultimate Keen Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 5,602,499

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 5,602,499

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,602,499

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 9.2%

(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 00739L101

(1)	Names of Reporting Persons Raymond Long Sing Tang

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 5,602,499

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 5,602,499

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,602,499

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 9.2%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 00739L101

(1)	Names of Reporting Persons Jill Marie Franklin

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 5,602,499

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 5,602,499

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,602,499

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 9.2%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 00739L101

Item 1.   Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.0001 per share (the “Common Stock”), of Aduro Biotech, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 626 Bancroft Way, 3C, Berkeley, California 94710. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.   Identity and Background.

(a)   This statement is filed by:

(i)    Morningside Venture (VI) Investments Ltd., a British Virgin Islands exempted company (“MVIL”), with respect to the Common Stock directly and beneficially owned by it;

(ii)   Louise Mary Garbarino, with respect to the Common Stock beneficially owned by her as a result of her position as a director with MVIL;

(iii)  Wong Yuk Lan, with respect to the Common Stock beneficially owned by her as a result of her position as a director with MVIL;

(iv)  Ultimate Keen Limited, a British Virgin Islands exempted company (“UKL”), with respect to the Common Stock directly and beneficially owned by it;

(v)   Raymond Long Sing Tang, with respect to the Common Stock beneficially owned by him as a result of his position as a director with UKL; and

(vi)  Jill Marie Franklin, with respect to the Common Stock beneficially owned by her as a result of her position as a director with UKL.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Louise Mary Garbarino, and Wong Yuk Lan, are the directors of MVIL and share voting and dispositive power with respect to the securities held by MVIL.  Ms. Garbarino and Ms. Wong each disclaim beneficial ownership of the securities owned directly by MVIL, except to the extent of their pecuniary interest therein.  MVIL disclaims beneficial ownership of the securities owned directly by UKL.

Raymond Long Sing Tang, and Jill Marie Franklin, are the directors of UKL and share voting and dispositive power with respect to the securities held by UKL.  Mr. Tang and Ms. Franklin each disclaim beneficial ownership of the securities owned directly by UKL, except to the extent of their pecuniary interest therein.  UKL disclaims beneficial ownership of the securities owned directly by MVIL.

(b)   The business address of each of the Reporting Persons is:

CUSIP No. 00739L101

(i)    With respect to MVIL, Ms. Garbarino and Ms. Wong:

c/o THC Management Services S.A.M.

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Rosemary G. Reilly

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(ii)   With respect to UKL, Mr. Tang and Ms. Franklin:

P.O. Box 957, Offshore Incorporations Centre

Road Town, Tortola

British Virgin Islands

With copies to:

Rosemary G. Reilly

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(c)   The present principal business of MVIL, Ms. Garbarino, Ms. Wong, UKL, Mr. Tang and Ms. Franklin is the venture capital and private equity investment business.

(d)   No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Citizenship of the Reporting Persons is as set forth below:

MVIL	British Virgin Islands
Ms. Garbarino	United Kingdom
Ms. Wong	Hong Kong SAR
UKL	British Virgin Islands
Ms. Franklin	United Kingdom
Mr. Tang	United Kingdom

CUSIP No. 00739L101

Item 3.   Source and Amount of Funds or Other Consideration.

Between April 15, 2011, and January 31, 2013 MVIL acquired an aggregate of 15,497,614 shares of Series B Convertible Preferred Stock, 628,282 Common Stock Warrant Shares and 61,410 Series B Preferred Stock Warrant Shares of the Issuer for an aggregate purchase price of $18,500,000.21.  All such shares were acquired with working capital.

Between May 30, 2014, and December 15, 2014 MVIL acquired an aggregate of 15,345,433 shares of Series C Convertible Preferred Stock of the Issuer for an aggregate purchase price of $33,299,590.50.  All such shares were acquired with working capital.

On December 19, 2014, MVIL acquired an aggregate of 2,774,798 shares of Series D Preferred Stock of the Issuer for an aggregate purchase price of $7,500,001.51.  All such shares were acquired with working capital.

On October 10, 2014 MVIL transferred 4,991,177 shares of Series B Preferred Stock and 2,790,074 shares of Series C Preferred Stock to UKL.

On April 20, 2015, immediately prior to the closing of the Issuer’s initial public offering, MVIL’s shares of the Issuer’s Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock and UKL’s Series B Preferred Stock and Series C Preferred Stock were converted into Common Stock on a 0.72-for-1 basis.

On April 14, 2015, in connection with the Issuer’s initial public offering, MVIL also acquired 441,176 shares of Common Stock for an aggregate purchase price of $7,499,992. Such shares of Common Stock were acquired with working capital.

Item 4.   Purpose of Transaction.

The shares of Common Stock reported herein were acquired solely for investment purposes with the aim of increasing the value of the investment and the Issuer.

Stephanie Monaghan O’Brien and Dr. Gerald Chan are directors of the Issuer and were designated as such by MVIL pursuant to an amended and restated voting agreement, which terminated upon the completion of the Issuer’s initial public offering.  Ms. O’Brien and Dr. Chan will continue to serve as directors after the Issuer’s initial public offering.

Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a)   The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)   An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)   A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)   Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)   Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer’s business or corporate structure;

CUSIP No. 00739L101

(g)   Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)   Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)    Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein is determined in accordance with Securities and Exchange Commission (“SEC”) rules and is based upon 60,810,792 shares of the Issuer’s Common Stock outstanding as of April 14, 2015. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.    Morningside Venture (VI) Investments Ltd.

(a)           As of the closing of business on April 14, 2015, MVIL beneficially owned 19,805,532 shares of Common Stock, representing a beneficial ownership of approximately 32.56% of the shares of Common Stock.  All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	19,805,532
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	19,805,532

B.    Louise Mary Garbarino

(a)           As of the closing of business on April 14, 2015, Ms. Garbarino beneficially owned 19,805,532 shares of Common Stock, representing a beneficial ownership of approximately 32.56% of the shares of Common Stock.  All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	19,805,532
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	19,805,532

C.    Wong Yuk Lan

(a)           As of the closing of business on April 14, 2015, Ms. Wong beneficially owned 19,805,532 shares of Common Stock, representing a beneficial ownership of approximately 32.56% of the shares of Common Stock.  All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	19,805,532
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	19,805,532

CUSIP No. 00739L101

D.    Ultimate Keen Limited

(a)           As of the closing of business on April 14, 2015, UKL beneficially owned 5,602,499 shares of Common Stock, representing a beneficial ownership of approximately 9.1% of the shares of Common Stock.  All such shares are directly held by UKL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	5,602,499
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	5,602,499

E.    Raymond Long Sing Tang

(a)           As of the closing of business on April 14, 2015, Mr. Tang beneficially owned 5,602,499 shares of Common Stock, representing a beneficial ownership of approximately 9.1% of the shares of Common Stock.  All such shares are directly held by UKL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	5,602,499
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	5,602,499

F.    Jill Marie Franklin

(a)           As of the closing of business on April 14, 2015, Ms. Franklin beneficially owned 5,602,499 shares of Common Stock, representing a beneficial ownership of approximately 9.1% of the shares of Common Stock.  All such shares are directly held by UKL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	5,602,499
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	5,602,499

(c) See Item 3.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Investors’ Rights Agreement

The Reporting Persons and certain other stockholders of the Issuer have entered into an Amended and Restated Investors’ Rights Agreement dated December 19, 2014 (the “Investors’ Rights Agreement”) with the Issuer. The Investors’ Rights Agreement provides these holders various rights, including the right to have the Issuer file registration statements covering their shares of Common Stock issued upon conversion of their preferred stock or request that such shares be covered by a registration statement that

CUSIP No. 00739L101

the Issuer is otherwise filing, the right to receive certain financial information and the right to participate in future equity offerings.

Demand Registration Rights

Pursuant to the Investors’ Rights Agreement, at any time beginning after the earlier of December 19, 2016 or six months following the date of the prospectus, the holders of at least (a) a majority of the Issuer’s Common Stock issued or issuable upon conversion of the Issuer’s Series C preferred stock and Series D preferred stock, voting together as a single class, or (b) a majority of the Issuer’s Common Stock issued or issuable upon conversion of the Issuer’s Series B preferred stock, have the right to make up to two demands that the Issuer file a registration statement under the Securities Act covering all or a portion of their shares with an anticipated aggregate offering price of securities of at least $5.0 million, subject to certain specified exceptions. Form S-3 Registration Rights

Pursuant to the Investors’ Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, holders of registrable securities have the right to demand that the Issuer file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $1.5 million, subject to specified exceptions.

“Piggyback” Registration Rights

Pursuant to the Investors’ Rights Agreement, if the Issuer registers any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of Registration

Generally, the Issuer is required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights discussed above will terminate upon the earlier of (i) April 20, 2020,(ii) the date on which no Purchaser (as defined in the Investors’ Rights Agreement) holds any Registrable Shares (as defined in the Investors’ Rights Agreement) or (iii) a Company Sale (as defined in the Investors’ Rights Agreement) .

Lock-up Agreements

MVIL and UKL have agreed have agreed not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 180 days after April 1, 2015 without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Leerink Partners LLC. Specifically, MVIL and UKL have agreed, with certain limited exceptions, not to directly or indirectly offer, pledge, sell or contract to sell any Common Stock, sell any option or contract to purchase any Common Stock, purchase any option or contract to sell any Common Stock, grant any option, right or warrant for the sale of any Common Stock, lend or otherwise dispose of or transfer any Common Stock, request or demand that the Issuer file a registration statement related to the Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.  This lock-up provision applies to Common Stock and to securities convertible into or exchangeable or exercisable for or repayable with Common Stock. It also applies to Common Stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

CUSIP No. 00739L101

Item 7.   Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement
99.2

Amended and Restated Investors’ Rights Agreement, dated December 19, 2014., by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-202667), filed by the Issuer on March 11, 2015).

99.3	Letter Agreement December 22, 2014 regarding Proposed Public Offering by Aduro BioTech, Inc. between the Underwriters and Morningside Ventures (VI) Ltd.
99.4	Letter Agreement dated December 22, 2014 regarding Proposed Public Offering by Aduro BioTech, Inc. between the Underwriters and Ultimate Keen Limited.

CUSIP No. 00739L101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: April 24, 2015

MORNINGSIDE VENTURE (VI) INVESTMENTS LTD.

By:	/s/ Louise Mary Garbarino
Louise Mary Garbarino, Director

/s/ Louise Mary Garbarino
Louise Mary Garbarino

/s/ Wong Yuk Lan
Wong Yuk Lan

ULTIMATE KEEN LIMITED

By:	/s/ Jill Marie Franklin
Jill Marie Franklin, Director

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Raymond Long Sing Tang
Raymond Long Sing Tang